UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission File Number: 0-11552

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form N-SAR
For Period Ended: October 31, 2002
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant: TeleVideo, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 2345 Harris Way

City, State and Zip Code: San Jose, CA 95131

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TeleVideo was unable to file its annual report on Form 10-K for its fiscal year ended October 31, 2002 (the “2002 Form 10-K”) by January 29, 2003, its due date. The reason for TeleVideo’s inability to file the report timely is that it has not completed revisions to the 2002 Form 10-K being made in response to a comment letter dated January 13, 2003 from the staff of the Securities and Exchange Commission containing a number of comments relating to TeleVideo’s previously filed Form 10-K for the period ending October 31, 2001 and Form 10-Q for the quarterly period ending July 31, 2002. A number of those comments are applicable to disclosures being made in the 2002 Form 10-K and TeleVideo needs to delay the filing of the 2002 Form 10-K until responses to those comments can be incorporated. TeleVideo represents that the reason causing the inability to file timely the 2002 Form 10-K could not be eliminated without unreasonable effort or expense because it did not receive the comment letter until January 13, 2003 and there was not be sufficient time to respond to the comments prior to the January 29, 2003 due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Richard Kim	408	955-7740
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).	☒Yes ☐No

(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?	☐Yes ☒No

TELEVIDEO, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 29, 2003	By:	/s/ Richard Kim

Richard Kim Senior Vice President

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